___________________________
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                                                   |___________________________|
                          UNITED STATES            | OMB Number   3235-0080    |
               SECURITIES AND EXCHANGE COMMISSION  |Expires: February 28,2009  |
                     Washington, D. C. 20549       |Estimated average burden   |
                                                   |hours per response ..1.00  |
                             FORM 25               |___________________________|

           NOTIFICATION OF REMOVAL FROM LISTING AND/OR
             REGISTRATION UNDER SECTION 12(b) OF THE
                SECURITIES EXCHANGE ACT OF 1934.


                                               Commission File Number 001-14685

                       Issuer: Tommy Hilfiger U.S.A., Inc.
                     Exchange: New York Stock Exchange Inc.
_______________________________________________________________________________
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                              601 West 26th Street
                            New York, New York 10001
                            Telephone: (212) 549-6780
_______________________________________________________________________________
 (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                            9% Senior Bonds due 2031
_______________________________________________________________________________
                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]  17 CFR 240.12d2-2(a)(1)

[ ]  17 CFR 240.12d2-2(a)(2)

[ ]  17 CFR 240.12d2-2(a)(3)

[ ]  17 CFR 240.12d2-2(a)(4)


[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)


[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, Tommy Hilfiger U.S.A., Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.



                                                     Chief Financial Officer,
                                                     Executive Vice President
6/12/06                   By: /s/ Joseph Scirocco    and Treasurer
______________________    ________________________   ________________________
Date                      Name: Joseph Scirocco      Title



(1) Form 25 and attached Notice will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.